Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Dated November 10, 2014

(To Preliminary Prospectus dated November 10, 2014)

Registration Statement No. 333-200038

This free writing prospectus relates to the proposed public offering of Class A common stock of GoPro, Inc. that is being registered on Form S-1 (the Registration Statement), and should be read together with the preliminary prospectus (the Preliminary Prospectus) dated November 10, 2014 included in the Registration Statement, which can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1500435/000119312514404584/d809891ds1.htm .

On November 10, 2014, Nicholas Woodman, GoPro, Inc.’s Chief Executive Officer, sent an email message to GoPro employees. The content of that email is set forth below.

“This morning, GoPro filed documents with the Securities and Exchange Commission outlining our plans to conduct a ‘follow-on and secondary’ offering of our stock. This is a relatively common occurrence following an IPO – it allows the company to raise additional capital while providing our early investors and employees with vested options the opportunity to realize a return on their hard work and dedication to GoPro.

While all permanent, full-time employees receive equity compensation, only those holding vested options and shares can participate in this particular event.

This follow-on offering provides two key benefits:

First, we expect to raise approximately $100 million of new capital for the company which will provide us with additional resources to invest in people, products, potential acquisitions, and infrastructure to help us achieve our long-term vision.

Second, this offering is intended to facilitate a more orderly and gradual sale of shares than what might otherwise occur when the IPO lock-up ends on December 22. Our goal is to reduce the impact that the IPO lock-up expiration may have on our stock price. To help further this goal, larger shareholders that participate in this offering will be signing a new 90-day lock-up agreement.

I plan to sell a portion of my holdings in GoPro, but no one should misunderstand my commitment to the company or our vision. As I told investors on our earnings call last week, I plan to be a significant shareholder in GoPro for a long time. I’m a huge believer in our vision and our ability to realize it.

Thanks for continuing to make our vision for GoPro a reality, team. The passion, experience and execution that we bring to work is what makes all of this possible. It’s the reason why the world believes in us. I’m throwing out a huge hug, Hi5 and thank you for making GoPro the incredible company that it is.”

GoPro has filed a registration statement (including the Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from J.P. Morgan Securities LLC if you request it by calling toll-free (866) 803-9204.